

17008666

SEC Processing Section

FEB 28 2017

Washington DC 414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1.1.2016 (MM/DD/YY) AND ENDING 12.31.2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PURITAN BROKERAGE SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5085 W Park Blvd, Suite 700
(No. and Street)

Plano	Texas	75093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Katrina Starkie 972-212-9010
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, L.L.P.
(Name – if individual, state last, first, middle name)

8750 N Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, Pamela Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Puritan Brokerage Services, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHARON ANN MERWIN
My Notary ID # 128900359
Expires February 28, 2020

Pamela Smith

President

Notary Public 2-27-17

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Puritan Brokerage Services, Inc.

(A wholly Owned Subsidiary of Puritan Companies, Inc.)

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2016

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)
Table of Contents

1. Report of Independent Registered Public Accounting Firm

2. Statement of Financial Condition

3. Statement of Operations

4. Statement of Changes in Stockholder's Equity

5. Statement of Cash Flows

6. Notes to Financial Statements

7. Supplementary Information:

   Computation of Net Capital Under Rule 15c3-1 of the
   Securities and Exchange Commission

8. Report of Independent registered accounting firm on Management's Exemption Report

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Puritan Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Puritan Brokerage Services, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puritan Brokerage Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Puritan Brokerage Services, Inc.'s financial statements. The information in Schedule I is the responsibility of Puritan Brokerage Services, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Dallas, Texas
February 24, 2017

Praxity

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	19,606
Cash deposit with clearing organization		30,997
Other receivables – Broker/Dealer		2,952
Furniture and fixtures, less accumulated depreciation of $3,797		-
Receivable from parent		68,129
Other assets		28,377
	$	150,061

Liabilities and Stockholder's Equity		
Accounts payable and other liabilities	$	25,347
Total liabilities		25,347
Stockholder's equity:		
Common stock, par value $0.01 per share; 1,000,000 shares authorized and 7,000 shares issued and outstanding		70
Additional paid-in capital		1,571,753
Accumulated deficit		(1,447,109)
Total stockholder's equity		124,714
	$	150,061

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Operations

Year Ended December 31, 2016

Revenue:	
Commissions	$ 41,971
Interest	264
Other	39,960
Total revenue	83,025
Expenses:	
Employee compensation, commissions and benefits	127,744
Clearance fees	33,054
Other operating expenses	105,184
Total expenses	265,982
Loss before income taxes	(182,957)
Income taxes - benefit	(62,000)
Net loss	$ (120,957)

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.

(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31,2015	$ 70	$ 1,371,753	$ (1,326,152)	$ 45,671
Net loss	-	-	(120,957)	(120,957)
Contribution of additional paid-in capital	-	200,000	-	200,000
Balance, December 31, 2016	$ 70	$ 1,571,753	$ (1,447,109)	$ 124,714

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities:	
Net income (loss)	$ (120,957)
Adjustments to reconcile net loss to	
net cash provided by (used in) operating activities:	
Depreciation	-
Changes in assets and liabilities:	
Increase in receivable from clearing organization	(2,952)
Decrease in payable to clearing organization	(8,314)
Increase in receivable from parent	(68,129)
Decrease in payable to parent	(22,502)
Decrease in other receivables	3,423
Increase in other assets	(10,629)
Increase in accounts payable and other liabilities	3,907
Net cash provided (used) by operating activities	(226,153)
Cash Flows from Investing Activities	
Net cash provided (used) by investing activities	0
Cash Flows from Financing Activities	
Paid in Capital	200,000
Net cash provided (used) by financing activity	200,000
Net increase (decrease) in cash	(26,153)
Cash at beginning of year	45,759
Cash at End of year	**$ 19,606**
Supplemental Disclosures:	
Cash Paid during the year for interest	$ 808

The accompanying notes are an integral part of these financial statements.

(1) Nature of Operations and Summary of Significant Accounting Policies

(a) Nature of Operations

Puritan Brokerage Services, Inc. (the "Company"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Puritan Financial Companies, Inc ("Parent").

The Company is organized for the purpose of providing securities transactions on an unsolicited basis for its Parent's clients and in support of Puritan Financial Group, Puritan Investment Advisors, and Puritan Life Insurance Company.

The Company required substantial capital investment during 2016 from its Parent with the intention that the Company becomes self-sufficient. The Company looks to increase revenues through its existing alliances while prospecting new ones.

Receivables from broker-dealers, clearing organizations and Medallion signature guarantee users are generally collected in full in the month following the accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

(b) Revenue Recognition

Revenue from Medallion signature guarantee fees are recorded as of the date the services are performed. Commission income and related expenses are recorded on a trade-date basis as securities transactions occur.

(c) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of seven years for furniture and fixtures and five years for computer equipment.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $5,000 under Rule 15c3-1. At December 31, 2016, the Company had net capital of $27,589 which was $12,239 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 6.95 to 1.

(3) Income Taxes

The Company is a member of a group that files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

(4) Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended December 31, 2016 totaled $132,398 and are reflected in rent, telephone, employee compensation and fringe benefits.

Additionally, $8,425 of Medallion signature guarantee fees was billed by the Company to the Parent and was settled through the receivable/payable from parent.

During 2016, the Company received capital contributions of $200,000 from its parent company; $20,000 of this was received as cash and the remaining $180,000 was settled through the receivable/payable from parent by offsetting the amounts the Company owed its parent for payroll and administrative overhead charges.

The Company is economically dependent upon its Parent.

(5) Commitments and Contingencies

The company together with others has been named as a defendant in various arbitration proceedings and lawsuits incidental to its securities business that allege, among other things, violations of federal and state securities laws and claim damages in excess of $450,000. Management intends to present a vigorous defense.

The ultimate outcome of the lawsuits cannot presently be determined; accordingly no provision for any liability related to this matter has been made in these financial statements. It is believed the liability will be covered by professional insurance. An estimate of possible damages was calculated by the Company's attorneys in November 2015 to be $166,521. This amount has been added to the Aggregate Indebtedness of the Company for the purposes of calculating ratios.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

(6) Liquidity

The Company has sustained operating losses since inception. The Company has been able to maintain adequate liquidity through the injection of capital from its Parent. As of December 31, 2016 the Company had cash of $19,606 and liabilities of $25,347.

Management has carefully reviewed existing conditions within the group with particular consideration whether Puritan Brokerage Services, Inc. will be able to meet its obligations as they become due within the next year. The parent company continues to rely on Puritan Brokerage Services, Inc. as a strategic part of its operations, and as such has committed to provide financial

support through the injections of capital where needed at minimum for at least the next 14 months. The Parent is currently and forecasts to continue to be in a financial position to do this as a result of its profitable operations.

It is management's intention to control costs and increase revenue. Management understands that it will continue to receive capital infusions from its Parent as necessary.

Supplemental Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2016

Schedule I

Puritan Brokerage Services, Inc

(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL		
Total Shareholders' equity qualified for net capital	$	124,714
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		124,714
Deductions and/or charges:		
Non-allowable assets:		
Receivable from parent		(68,129)
Other assets		(28,376)
Net capital before haircuts on securities positions		(28,209)
Haircuts on securities (computed where applicable pursuant to Rule 15c-3-1(f)		(620)
Net capital	$	27,589
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued liabilities	$	25,347
Estimate of possible damages on lawsuit		166,521
Total Aggregate Indebtedness	$	191,868

Schedule I (Continued)

Puritan Brokerage Services, Inc
(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital required (6 2/3% of total aggregate indebtedness)	$	12,792
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Minimum net capital requirement	$	12,792
Net capital in excess of minimum required		14,797
Ratio: Aggregate indebtedness to net capital		6.95 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended December 31, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Puritan Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Puritan Brokerage Services, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Puritan Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Puritan Brokerage Services, Inc. stated that Puritan Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Puritan Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Puritan Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Dallas, Texas
February 24, 2017


PURITAN℠
Financial Companies, Inc.

January 11, 2017

To the best of our knowledge and belief, Puritan Brokerage Services, Inc has met the specific exemptions called upon under Rule 15c3-3(k)(2)(ii) that all customer transactions are cleared through Hilltop Securities, Inc on a fully disclosed basis for the year ended December 31, 2016 without exception.

Pamela Smith
President